

Paolo Tiramani · 2nd

Founder at Boxabl

Las Vegas, Nevada · 500+ connections · **Contact info**

 **Boxabl**

 **University of the Art London**

Experience



Founder

Boxabl

2017 – Present · 3 yrs

Las Vegas, Nevada

Boxabl's primary innovation is a patented building construction technology that allows for mass production of almost any size and style of residential and light commercial building in a factory

Individual rooms are built on an assembly line and packed down to the size of a shipping container, then shipped to site using standard transportation infrastructure. Once onsite they are unpacked and assembled into a finished building, with beautiful architectural styles, higher quality, spacious rooms, and nearly endless customizability.



boxabl.jpg



Founder

500 Group Inc

1986 – Present · 34 yrs

Las Vegas, Nevada

500 Group Inc. is an award-winning intellectual property, investment and development company, covering a diverse mix of inventions including hardware, housewares, juvenile,

sporting goods, medical, personal care, construction and automotive.

Education


University of the Arts London
Bachelor's Degree, Industrial Design


University of the Arts London
Bachelor's Degree, Mechanical Engineering

Interests


Boxabl
2,584 followers


Supercar System
143 followers


tecXcon GmbH
513 followers


500 Group Inc
79 followers


500 Group Inc
9 followers


University of the Arts London
145,168 followers

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